Exhibit 4.3

AMENDMENT NUMBER TWO

TO THE DEFERRED SALARY & PROFIT SHARING PLAN

FOR EMPLOYEES OF ORBITAL SCIENCES CORPORATION

Pursuant to the powers of amendment reserved under Article XXVI of the Deferred Salary & Profit Sharing Plan for Employees of Orbital Sciences Corporation (the “Plan”), restated as of January 1, 2011, Orbital Sciences Corporation (the “Company”) hereby amends the Plan as follows:

1.

The first sentence of Section 22.3(b) of the Plan hereby is amended by deleting the same in its entirety and by replacing it with the following new sentence:

“The Committee shall have all powers necessary to administer the Plan, including the power to select the Trustee; to select the Investment Fund(s) to direct the Trustee to invest the Accounts in any investment media or cash; to construe and interpret the Plan documents; to monitor and enforce the obligation to make all required contributions to the Plan; to decide all questions relating to an individual’s eligibility to participate in the Plan; to reduce the Elective Contributions of Highly Compensated Employees; to re-characterize the elected Elective Contributions of Highly Compensated Employees; to determine the amount, manner and time of any distribution of benefits or withdrawal under the Plan; to approve and insure the repayment of any loan to a Participant under the Plan; to resolve any claim for benefits; and to appoint or employ advisors, including legal counsel, to render advice with respect to any of the Committee’s responsibilities under the Plan.”

2.

This Amendment Number Two shall be effective as of January 1, 2011.

IN WITNESS WHEREOF, the Company has caused this Amendment Number Two to the Plan to be signed by its duly authorized officer, effective as of the date set forth above.

ORBITAL SCIENCES CORPORATION

By:	/s/ Emily Bender

Title:	Sr. Vice President, Human Resources

Date:	12/19/2012